VICEROY EXPLORATION LTD.

Request for Financial Statements

National Instrument 54-102 provides shareholders with the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive (i) annual financial statements and MD & A and (ii) interim financial statements and MD & A of the Issuer. The documents will be accessible under the Issuer's profile at www.sedar.com or at the Company’s website www.viceroyexploration.com. However, if you wish to receive any such mailings, please check the applicable box below.

I wish to receive annual financial statements and MD & A	☐

I wish to receive interim financial statements and MD & A	☐

COMPLETE AND RETURN THIS FORM TO:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

NAME:

ADDRESS:

POSTAL CODE:	________________________________________

I confirm that I am the BENEFICIAL owner of ____________________________________________________shares of the Corporation
                                                                                                                                   (Common/Preferred)

I confirm that I am the REGISTERED owner of ___________________________________________________ shares of the Corporation
                                                                                                                                   (Common/Preferred)

SIGNATURE OF SHAREHOLDER: ______________________________________ DATE: ____________

CUSIP:	925621

SCRIP COMPANY CODE:	VICQ